June 30, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                 Larry Spirgel — Assistant Director

Kathleen Krebs — Special Counsel

Paul Fischer, Attorney Advisor

Re:                                                     Loxo Oncology, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted May 14, 2014
CIK No. 1581720

Ladies and Gentlemen:

On behalf of Loxo Oncology, Inc. (“Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated June 10, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 1581720) that was confidentially submitted to the Commission on May 14, 2014 and referenced above (the “Draft Registration Statement”), as subsequently amended by the exhibit-only draft registration statement confidentially submitted to the Commission on June 19, 2014.  This letter is being submitted together with the Company’s registration statement on Form S-1 (the “Registration Statement”).  The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of the Registration Statement that are marked to show changes from the Draft Registration Statement as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

General

1.                                 We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s comment that the price range, use of proceeds, dilution, capitalization, underwriting and certain other information will be required prior to the distribution of the preliminary prospectus and to enable the Staff to complete its review.  The Company will advise the Staff supplementally of the proposed price range when such information is available.

2.                                 Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company has filed certain exhibits with the Registration Statement and intends to file all omitted exhibits in a future filing or submission to the Staff.

3.                                 Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Company does not intend to include any additional artwork in the Registration Statement.  To the extent that the Company may determine to include any additional artwork in a future filing or submission to the Staff, the Company acknowledges the Staff’s comment about providing sufficient time for its review.

4.                                 Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company is supplementally providing to the Staff written materials in reliance on Section 5(d) of the Securities Act to potential investors.

The supplemental materials are included as Attachment A to the copy of this letter that is being transmitted by overnight courier. Pursuant to Rule 418(b), the Company requests that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

In addition, the Company respectfully advises the Staff that the underwriters have informed it that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering.

5.                                 As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company has been advised by underwriters’ counsel that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA.  Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the letter informing the Company, or a call from FINRA informing the Staff, that FINRA has no objections.

6.                                 Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial information included in the Registration Statement in accordance with the requirements of Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

Our Strategy, page 4

7.                                 Please revise to briefly characterize the term “rapidly advance,” with respect to your lead product candidate LOXO-101. We note risk factor disclosures elsewhere in the prospectus, including at page 5, indicating that clinical drug development involves a “lengthy and expensive process.”

The Company has revised the disclosures on page 4 in response to the Staff’s comment.  The Company respectfully advises that the term “rapidly advance” is retained on page 68 where the disclosure provides additional context for the Company’s strategy to pursue expedited regulatory strategies, such as Breakthrough Therapy Designation, Fast Track Designation, Priority Review and Accelerated Approval.

Risk Factors, page 11

Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements…, page 21

8.                                 Please revise to move your definition of the acronym “cGMP” to the first time you use the term, as you have done with the conceptually similar term “GCPs” on page 28 of the Risk Factors.

In response to the Staff’s comment, the Company has revised the disclosures on pages 21 and 29.

Management’s Discussion and Analysis of Financial Condition…, page 57

Overview, page 57

9.                                 To the extent determinable, please revise to include an estimate of the costs you expect to incur associated with operating as a public company.

The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur as a public company or the timing of such costs. The increase in legal, accounting and other expenses, and the timing of these increases, will be affected by many variables, the effects of which cannot be predicted.

Furthermore, while many of these increased costs relate to costs associated with the public reporting requirements with which the Company has not historically had to comply, including rules of the Commission, the NASDAQ Stock Market and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company’s growing business.  Attempting to allocate specific quantities of expenses to one or the other cause would be speculative and potentially misleading.

Contractual Obligations and Commitments, page 65

10.                          We note from your discussion of the Array Collaboration Agreement on page 65 that the company must pay Array a fixed amount per month, presumably for the term of the agreement, which runs through July 3, 2016. Please explain why this obligation is not included in your table.

In response to the Staff’s comment, the Company has revised the table on page 64 to include the fixed amounts per month the Company must pay Array.

Array Collaboration Agreement, page 65

11.                         Please tell us how you determined the appropriate accounting treatment for the $7 million in shares issued to Array in connection with the collaboration agreement. In this regard, we note from your discussion that the agreement runs through July 3, 2016. Particularly, address in your response why the entire $7 million was recognized as an expense upon issuance.

In response to the Staff’s comment, the Company accounted for the transaction, specifically the license of the intellectual property from Array, as an acquisition of in-process research and development (“IPR&D”) assets under the provisions of Accounting Standard Codification Topic 730, Research and Development (“ASC 730”).  Pursuant to the Array Agreement, Array agreed to design, conduct and perform research and preclinical testing for certain compounds that the Company selects, including LOXO-101, targeted at TRKA, TRKB and TRKC, and identify IND candidates for TRK and other targets, while undertaking manufacturing activities sufficient to conduct Phase 1 clinical trials for a subset of these programs.  The Company agreed to compensate Array for these services on a monthly basis. In addition, Array granted the Company exclusive licenses worldwide, for clinical and commercial development of these compounds.  As part of this collaboration, the Company exclusively licensed patents and patent applications from Array as well as exclusive worldwide licenses for all therapeutic indications for new intellectual property developed in its Array collaboration. The intellectual property licensed did not have alternative future uses, nor had it reached a stage of technological feasibility. Therefore, the Company accounted for the transaction as an asset acquisition by recording the $7 million of preferred stock issued to Array as research and development expense for the period ended December 31, 2013. Accounting for IPR&D assets in an asset acquisition should follow the guidance in ASC 730 which requires that both tangible and intangible identifiable research and development assets with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date.  In determining the allocation of the consideration transferred, the Company followed the general concepts for initial recognition and measurement of acquired intangible assets described in ASC 350-30-25  and recorded the stock issued at its fair value, or at the fair value of the consideration received, whichever is more clearly evident. As the fair value of the underlying stock issued to Array is deemed to be more clearly evident of the consideration exchanged, the Company recorded the $7 million as research and development expense on the acquisition date.   The monthly payments to Array for the related research and development services are expensed as incurred.

Principal Stockholders, page 107

12.                          Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

The Company respectfully advises the Staff that it does not currently anticipate any selling stockholders to participate in this offering.

Financial Statements

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-12

13.                          Based on your discussion of subsequent events on page F-21, it appears that the conversion feature on some of your redeemable preferred stock were issued subject to down round provisions or other special price adjustment features. Please clarify and tell us, with reference to authoritative literature, how you determined the appropriate accounting treatment for these conversion features at issuance. Specifically explain why you believe the conversion features were not derivatives.

In response to the Staff’s comment, the Company acknowledges that the conversion feature within the preferred stock creates an embedded derivative as defined in Accounting Standard Codification Topic A815, Derivatives and Hedging (“ASC 815”).  This literature requires that an instrument, which is not a derivative itself, be evaluated for certain features that would require it to be bifurcated from its host instrument and separately accounted for as a freestanding derivative.

The Company considered ASC 815-15-25-1 which requires an embedded derivative to be bifurcated if all of the following conditions are met:

a. The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b. The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (“GAAP”) with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

The Company concluded that the underlying preferred shares of Series A and A-1 are clearly and closely related to their respective conversion features (thus failing criterion “a”).  In addition, the conversion features would not be considered derivative instruments due to the absence of a net settlement characteristic which is required to meet the definition of a derivative instrument subject to derivative accounting under ASC 815 (thus failing criterion “c”).  As such, the Company respectfully advises the Staff that the bifurcation criteria within ASC 815-15-25-1 is not applicable to the Company’s Series A and A-1 shares of preferred stock.  Consideration of the derivative scope exception criteria under ASC 815-10-15-74(a), whereby the down round provisions and other special price adjustment features would be evaluated, was not applicable as such analysis is predicated on an instrument meeting the bifurcation criteria.

The conclusion that the underlying preferred shares of Series A and A-1should be considered equity instruments and are therefore clearly and closely related to their respective conversion features was based on the following analysis:

Series A Analysis:  The rights and privileges of the Series A preferred stockholders include board of director representation, voting rights, the ability to participate in dividends if and when declared by the Company, no stated dividend rate, and liquidation preferences which collectively represent the characteristics of an equity instrument.  While the Series A contains a non-contingent redemption feature, such a feature does not create a rebuttable presumption that the host is more akin to debt as noted by the EITF during its meeting in September 2013.

The Company’s articles of incorporation contains provisions whereby the Company is restricted from completing certain financing and operating events without the notification and/or approval of the Series A holders.  Such provisions are deemed to be substantively protective covenants which are more akin to debt like instruments.  While the Series A instrument contains both debt and equity characteristics, the Company noted more equity like features and places more weight on these equity like features as they are deemed to best represent the economic characteristics and risks and characteristics of the preferred stock issued in close proximity to the inception of a development-stage company such as Loxo.

Series A-1 Analysis:  The rights and privileges of the Series A-1 preferred stockholders include the ability to participate in dividends if and when declared by the Company, no stated dividend rate, and a liquidation preference, which collectively, represent characteristics of an equity instrument.  While the Series A-1 may be redeemable, redemption is contingent upon the occurrence of a deemed liquidation event such as a change in control.  The Series A-1 is non-voting, and contains protective covenants which are deemed to be more akin to debt like instruments.  While the Series A-1 instrument contains both debt and equity characteristics, the Company placed more weight on the equity like features as they are deemed to best represent the economic characteristics and risks of the preferred stock issued in close proximity to the inception of a development-stage company such as Loxo.

In its determination that the conversion features did not meet the net settlement characteristic of a derivative instrument, the Company noted that because it is privately held, the conversion feature does not contain a market mechanism outside the contract whereby the underlying shares of the Company’s common stock could be readily convertible into cash.  Nor do the conversion features in Series A and A-1 contain explicit or implicit terms that could provide additional shares of common stock with a current fair value equal to a gain amount that the holder would receive if they had the ability to readily convert into cash and receive such a gain.

Array Collaboration Agreement, page F-17

14.                          Please tell us how you accounted for the rights to Array’s TRK inhibitor program, acquired in connection with the collaboration agreement.

The Company acknowledges the Staff’s comment and advises the Staff that it is accounting for its rights to Array’s TRK inhibitor program consistent with the accounting discussed in the Company’s response to the Staff’s Comment 11.  That is, the Company acquisition of the rights to Array’s TRK inhibitor program is akin to acquiring IPR&D assets in an asset acquisition.  As such, the consideration paid for the acquisition of such rights, along with the other intellectual property licensed from Array, was charged to research and development expense at the acquisition date.

10. Subsequent Events, page F-20

Series B Convertible Preferred Stock Financing

15.                          Please disclose the redemption terms of the Series B Redeemable Convertible Preferred Stock and clarify whether the dividends are cumulative. Also, tell us how you are accounting for the embedded conversion option, specifically, whether it is a derivative.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on pages F-21 and F-22 to include the redemption terms of the Series B Redeemable Convertible Preferred Stock (“Series B”), including the clarification that the dividends are non-cumulative.

In addition the Company advises the Staff that it believes that derivative accounting is not applicable based on the criteria under ASC 815-15-25-1 as discussed in the Company’s response to the Staff’s Comment 13.   The equity like characteristics of Series B includes voting rights, dividend participation, and mandatory conversion upon the completion an initial public offering.  The debt like characteristics include an 8% fixed rate dividend and substantively protective covenants.  The Company placed more weight on the equity like features and determined the conversion feature to be clearly and closely related to the preferred equity host.

Because the Company is privately held, the conversion feature does not contain a market mechanism outside the contract whereby the underlying share of the Company’s common stock could be readily convertible into cash.  Nor does the Series B conversion feature contain explicit or implicit terms that could provide additional shares of common stock with a current fair value equal to a gain amount that the holder would receive if they had the ability to readily convert into cash and receive such a gain.  Therefore, the Company concluded that the conversion feature did not meet the definition of derivative instrument as defined under ASC 815.

Part II—Exhibit Index

Exhibit 10.7, Drug Discovery and Collaboration Agreement, dated July 3, 2013, between Loxo Oncology, Inc. and Array BioPharma Inc.

16.                          We note that you have incorporated by reference your collaboration agreement with Array to Exhibit 10.54 of the Form 10-K filed August 12, 2013 by Array BioPharma Inc. We also note that the agreement as filed by Array is redacted and the portions redacted have been granted confidential treatment. Please revise to file the collaboration agreement as an exhibit to your own filing. If you wish to seek confidential treatment for portions of the agreement, you must submit your own confidential treatment request for those portions of the agreement pursuant to Securities Act Rule 406. For guidance on preparing a request for confidential treatment, please refer to Staff Legal Bulletin 1A, publicly available at www.sec.gov/interps/legal.shtml.

The Company respectfully advises the Staff that it filed the Drug Discovery and Collaboration Agreement (the “Array Agreement”), dated as of July 3, 2013, between the Company and Array Biopharma Inc., as amended, pursuant to an exhibit-only amendment to the Draft Registration Statement on June 19, 2014 and has submitted a confidential treatment request for portions of the Array Agreement pursuant to Securities Act Rule 406.

* ** *  * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman
Fenwick & West LLP

cc:                                Joshua H. Bilenker, MD

Loxo Oncology, Inc.

Effie Toshav, Esq.

Matthew S. Rossiter, Esq.

Fenwick & West LLP

Mark A. Spelker

CohnReznick LLP

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP